United States
Securities and Exchange Commission
Washington, D.C.20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of July 2002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X            Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes __            No. X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

Not applicable.

INDEX TO EXHIBITS

Item

1.      Letter dated July 26, 2002 addressed to the Vadodara Stock Exchange Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 26, 2002	ICICI Bank Limited By: /s/ Nilesh Trivedi Name: Nilesh Trivedi Title: Assistant Company Secretary

July 26, 2002

Mr. Ranjit Samantrai
Executive Director
Vadodara Stock Exchange Limited
Fortune Towers
Sayajigunj
VADODARA 390 005

Dear Sir,

Nomination of Mr. D. C. Gupta as Government Director

We have to inform you that pursuant to the rights entrusted under the provisions of Article 128(a) of the Articles of Association of the Bank, the Government of India vide its letter dated July 19, 2002 has nominated Mr. D. C. Gupta, Secretary (Financial Sector) as the Government nominee on the Board of the Bank in place of Mr. S. K. Purkayastha with immediate effect.

Please take necessary action for the above.

Yours faithfully,

/s/ Nilesh Trivedi
Nilesh Trivedi